UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-37816

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

OF ALCOA USA CORP.

RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

OF ALCOA USA CORP.

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCOA CORPORATION

201 Isabella Street, Suite 500

Pittsburgh, Pennsylvania 15212-5858

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Index

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies
Retirement Savings Plan for Hourly Employees of Alcoa USA Corp., and
Retirement Savings Plan for Salaried Employees of Alcoa USA Corp.

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of

Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and

Retirement Savings Plan for Salaried Employees of Alcoa USA Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of individual plan net assets available for benefits of the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. (hereafter collectively referred to as the “Plans”) as of December 31, 2019 and 2018 and the related statements of changes in individual plan net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of each of the Plans as of December 31, 2019 and 2018, and the changes in each of their net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) of the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedules are the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219

T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 19, 2020

We have served as the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. auditor since 2017.

We have served as the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. auditor since 2017.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Statements of Individual Plan Net Assets Available for Benefits

December 31, 2019

	Hourly Plan	Salaried Plan
Assets
Plan's value of interest in Savings Plans Master Trust for Alcoa USA Corporation at fair value
Alcoa Corporation Stock Fund	$7,507,220	$8,694,241
Other investments	323,339,086	461,101,136
Total investments at fair value in Savings Plans Master Trust for Alcoa USA Corporation	330,846,306	469,795,377
Investment contracts at contract value	58,530,940	67,849,999
Total value of interest in Savings Plans Master Trust for Alcoa USA Corporation (Note 3)	389,377,246	537,645,376
Other investments at fair value	6,212,296	14,312,683
Notes receivable from participants	8,958,191	3,213,805
Participant contribution receivable	388,116	—
Employer contribution receivable	216,648	—
Net assets available for benefits	$405,152,497	$555,171,864

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Statements of Individual Plan Net Assets Available for Benefits

December 31, 2018

	Hourly Plan	Salaried Plan
Assets
Plan's value of interest in Savings Plans Master Trust for Alcoa USA Corporation at fair value
Alcoa Corporation Stock Fund	$9,161,584	$11,202,225
Other investments	272,284,561	396,910,901
Total investments at fair value in Savings Plans Master Trust for Alcoa USA Corporation	281,446,145	408,113,126
Investment contracts at contract value	61,890,110	77,077,901
Total value of interest in Savings Plans Master Trust for Alcoa USA Corporation (Note 3)	343,336,255	485,191,027
Other investments at fair value	9,137,215	21,714,104
Notes receivable from participants	8,945,166	3,308,662
Participant contribution receivable	328,145	1,738
Employer contribution receivable	111,833	538
Net assets available for benefits	$361,858,614	$510,216,069

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Statements of Changes in Individual Plan Net Assets Available for Benefits

For the Year Ended December 31, 2019

	Hourly Plan	Salaried Plan
Additions
Contributions
Alcoa Corporation Stock Fund
Participant	$717,125	$399,776
Employer	286,023	302,637
Other investments
Participant	16,067,154	12,402,373
Employer	8,363,246	8,446,304
Total contributions	25,433,548	21,551,090
Plan interest in Savings Plans Master Trust for Alcoa USA Corporation investment income
Alcoa Corporation Stock Fund	(1,634,694)	(1,999,947)
Other investments	63,676,201	90,677,386
Total Plan interest in Savings Plans Master Trust for Alcoa USA Corporation investment income	62,041,507	88,677,439
Other investment income	2,000,247	4,099,408
Total additions	89,475,302	114,327,937

Deductions
Benefit payments to participants	(45,613,883)	(69,939,678)
Net increase prior to Plan transfers	43,861,419	44,388,259
Plan transfers
Transfers between plans, net	(567,536)	567,536
Net increase	43,293,883	44,955,795

Net assets available for benefits
Beginning of year	361,858,614	510,216,069
End of year	$405,152,497	$555,171,864

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2019 and 2018

1. Description of Plans

General

The Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. (“Hourly Plan”) and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. (“Salaried Plan”), (collectively, the “Plans”) are defined contribution savings plans maintained pursuant to a master trust agreement (the “Master Trust”) between Alcoa USA Corp. (the “Company”) and the trustee, The Bank of New York Mellon (“Trustee”).  In general, the Plans provide various investment options for amounts withheld from employees’ salaries and for company contributions.  Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the Summary Plan Description for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans.  Employees are immediately eligible for plan participation.  Participants are fully vested in the value of their contributions plus actual earnings thereon at all times.  A participant is immediately vested in company contributions.

Employee Contributions

Eligible employees may elect to contribute to the Plans up to 25% of eligible compensation as pre‑tax, not to exceed the Internal Revenue Service (“IRS”) limit, or up to 10% as after‑tax, with a maximum of 25% in the aggregate.  Certain eligible employees in the Hourly Plan may defer as pre-tax savings, a maximum of 50% of amounts earned under the applicable pay for performance plan in increments of 10% and subject to the maximums allowable by the Internal Revenue Code (“IRC”) and Department of Treasury regulations.

Negotiated deferrals, as defined in the Hourly Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre‑tax catch‑up contributions up to a maximum of $6,500, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election.  Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate.  After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation.  The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

The Plans also accept rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans to the extent the rollover is permitted under Section 402(c) of the IRC.  An eligible employee’s rollover contribution is credited to his or her account and thereafter treated like the participant’s pre-tax savings with respect to withdrawals, loans, and investment options under the Plans.  The Plans do not accept rollover contributions from Roth individual retirement accounts.

Employer Contributions

For the Salaried Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants’ eligible compensation.  The employer match for contributions to the Hourly Plan is based upon the various collective bargaining agreements.  For certain employees of the Hourly Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants’ eligible compensation.  The Company does not match negotiated deferral or pay for performance contributions.

The employer match for the Plans is contributed in the same manner as the participant’s other investment elections.  If the participant has not made investment elections, company matching contributions will automatically be invested in the appropriate targeted maturity fund based on the participant’s year of birth.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 and certain bargained employees after specified dates negotiated with the unions will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation per pay period.  These employer contributions are allocated to the participants’ accounts in the same percentages as the participants’ other investment elections.

Certain eligible employees in the Hourly Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.50 per hour worked.  These employer contributions are contributed in the appropriate targeted maturity fund based on the participant’s year of birth but may be transferred by the participant from the default fund to any eligible fund.

On January 17, 2018, the Company announced the freeze of its U.S. defined benefit pension plans for salaried employees.  Effective January 1, 2021, benefit accruals for future service and compensation under all of the Company’s qualified and non-qualified defined benefit pension plans for U.S. salaried employees will cease.  In connection with this change, effective January 1, 2021, impacted employees will be transitioned to defined contribution plans, in which the Company will contribute 3% of these participants’ eligible earnings on an annual basis.  Such contributions will be incremental to any employer savings match the employees may receive under existing defined contributions plans.  Participants already collecting benefits under the defined benefit pension plans are not affected by these changes.

As a result of the collective bargaining agreement ratified on September 19, 2019, the Company and the United Steelworkers union agreed to discontinue defined benefit pension accruals for employees hired or rehired on or after January 1, 2020.  The Company will contribute 3% of these participants’ eligible earnings on an annual basis.  Such contributions will be incremental to any employer savings match the employees may receive under existing defined contributions plans.  Participants already collecting benefits under the defined benefit pension plans are not affected by these changes.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the company’s contribution and (b) Plan earnings.  Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable From Participants

Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions and retiree medical savings contributions.  The minimum loan amount permitted by the Plans is $1,000.  The maximum allowable loan from the Plans is the lesser of 50% of the participant’s account balance or $50,000.  Loans are collateralized by a portion of the participant’s account balance, and repayments are made by periodic payroll deductions.  Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed.  Interest rates ranged from 4.25% to 10.50% as of December 31, 2019 and 2018.  For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

Payment of Benefits

While actively employed, participants have access to account funds through loans, non-hardship withdrawals of after-tax and rollover contributions, hardship withdrawals of pre-tax contributions and withdrawals for participants over age 59½.

On termination of service, participants with an account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250.  Plan provisions require a lump sum distribution when a participant attains age 69.

Risks and Uncertainties

The Plans invest in investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits and Statements of Changes in Individual Plan Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA.  In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine.  Also, the Company has the right under the Plans to discontinue its contributions at any time.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a description of fair value measurements.

Investment contracts held by a defined contribution plan are reported at contract value.  Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Plan interest in Savings Plans Master Trust for Alcoa USA Corporation investment income and other investment income includes the Plans’ unrealized and realized gains and losses on investments.

Payments of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

The Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest.  Loans in default are reclassified as benefit payments to participants based upon the terms of the plan.

Administrative Expenses

The Fixed Income Fund and the Alcoa Corporation Stock Fund investment management fees are paid by the Plans from assets of their respective funds.  The investment management fees for the Fixed Income Fund are based upon a percentage of the fund’s net assets.  For the Alcoa Corporation Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Many funds in the Plans are registered investment companies.  Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value (“NAV”).  Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by BlackRock Institutional Trust Company, N.A. and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV.  These funds are not available to individual investors and are not publicly traded.  Expenses charged by these funds include asset management and administrative fees.

Participants in all funds (excluding those included in the self-directed brokerage account) are subject to an administrative expense fee, which is used to pay the expenses of the Plans such as trustee, recordkeeping, audit, consulting, and other administrative expenses.  This fee is charged on a daily basis and is reflected in the price at which participants transact.  Participants in the self-directed brokerage account are subject to an additional administrative expense fee equal to $10 per month.

Participants are subject to processing fees for loan requests, domestic relations orders, and expedited delivery requests.

The 2019 participant administrative expense fees were $541,034 for the Salaried Plan, and $390,788 for the Hourly Plan.

The fees described above are included within Plan interest in Savings Plans Master Trust for Alcoa USA Corporation investment income.

Recently Adopted Accounting Standards

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting.  Under Topic 960, investments in master trusts are presented in a single line item in the Statement of Net Assets Available for Benefits.  Similar guidance was not provided in Topic 962 or 965, which had resulted in diversity in practice.  For each master trust in which a plan holds an interest, the amendments in this ASU require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the Statement of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.  Topics 960 and 962 required plans to disclose their percentage interest in the master trust and a list of the investments held by the master trust, presented by general type, within the plan’s financial statements.  The amendments in this ASU remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments.  Previously, U.S. GAAP did not require disclosure by plans of the master trust’s other assets and liabilities.  The amendments in this ASU require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances.  The ASU is effective for fiscal years beginning after December 15, 2018, with early adoption permitted.  An entity should apply the amendments in this ASU retrospectively to each period for which financial statements are presented. The Plans adopted this guidance effective January 1, 2019 and applied it retrospectively.  The adoption of this guidance did not have a material impact on the Plans’ financial statements.

3. Master Trust

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee.  Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections.

The following table sets forth the net assets of the Master Trust and the Plans’ interest in the net assets of the Master Trust as of December 31, 2019:

	Hourly Plan	Salaried Plan	Master Trust
Master Trust Net Assets
Investments at fair value
Alcoa Corporation Stock Fund (includes $355,912 of investments in a common collective trust)	$7,507,220	$8,694,241	$16,201,461
Shares of Registered Investment Companies	224,567,783	356,319,136	580,886,919
Commingled trusts	98,771,303	104,782,000	203,553,303
Total investments at fair value in Savings Plans Master Trust for Alcoa USA Corporation	330,846,306	469,795,377	800,641,683
Investment contracts at contract value	58,530,940	67,849,999	126,380,939
Total value of interest in Savings Plans Master Trust for Alcoa USA Corporation	$389,377,246	$537,645,376	$927,022,622

The following table sets forth the net assets of the Master Trust and the Plans’ interest in the net assets of the Master Trust as of December 31, 2018:

	Hourly Plan	Salaried Plan	Master Trust
Master Trust Net Assets
Investments at fair value
Alcoa Corporation Stock Fund (includes $1,191,075 of investments in a common collective trust)	$9,161,584	$11,202,225	$20,363,809
Shares of Registered Investment Companies	182,173,705	292,245,788	474,419,493
Commingled trusts	90,110,856	104,665,113	194,775,969
Total investments at fair value in Savings Plans Master Trust for Alcoa USA Corporation	281,446,145	408,113,126	689,559,271
Investment contracts at contract value	61,890,110	77,077,901	138,968,011
Total value of interest in Savings Plans Master Trust for Alcoa USA Corporation	$343,336,255	$485,191,027	$828,527,282

For the year ended December 31, 2019, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net investment income from Master Trust investments
Net investment income
Alcoa Corporation Stock Fund (includes $21,083 gain from common collective trusts)	$(3,634,641)
Shares of Registered Investment Companies	104,345,445
Commingled trusts	37,157,114
137,867,918
Interest	3,413,774
Registered Investment Companies dividends	9,437,254
Net investment income from Savings Plans Master Trust for Alcoa USA Corporation investments	$150,718,946

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans.

For the year ended December 31, 2019, the self-directed brokerage account investments held outside the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net investment income from self-directed brokerage accounts
Net investment income	$5,584,341
Interest	42,281
Dividends and capital gains	473,033
Net investment income from self-directed brokerage accounts	$6,099,655

4. Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2019 and 2018.

Cash and Cash Equivalents

Valued at cost which approximates fair value.

Fixed Income Securities

Valued on the basis of valuations furnished by Trustee-approved independent pricing services.  These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date, and quotations from bond dealers to determine current value.  If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities

Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investment Companies

Valued at the daily closing price as reported by the fund.

Commingled Trusts

Valued at the NAV of shares held by the Plans at year end.  The NAV is used as a practical expedient to estimate fair value.  These funds are not publicly listed.

There are no unfunded commitments with respect to commingled trusts.  Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the trustee’s discretion, to the extent that it is determined such actions would disrupt management of the fund.

Self-directed Brokerage Accounts

Accounts primarily consist of shares of registered investment companies and common stock that are valued based on readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2019:

	Level 1	Level 2	Assets Measured at Net Asset Value(a)	Total
Fair value measurements at end of year
Assets in Savings Plans Master Trust for Alcoa USA Corporation
Alcoa Corporation common stock	$15,801,690	$—	$—	$15,801,690
Registered Investment Companies	580,886,919	—	—	580,886,919
Commingled trusts	—	—	203,953,074	203,953,074
Total of assets in Savings Plans Master Trust for Alcoa USA Corporation	596,688,609	—	203,953,074	800,641,683
Self-directed brokerage accounts	20,504,716	20,263	—	20,524,979
Fair value of plan assets	$617,193,325	$20,263	$203,953,074	$821,166,662

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Individual Plan Net Assets Available for Benefits.

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2018:

	Level 1	Level 2	Assets Measured at Net Asset Value(a)	Total
Fair value measurements at end of year
Assets in Savings Plans Master Trust for Alcoa USA Corporation
Alcoa Corporation common stock	$19,123,662	$—	$—	$19,123,662
Registered Investment Companies	474,419,493	—	—	474,419,493
Commingled trusts	—	—	196,016,116	196,016,116
Total of assets in Savings Plans Master Trust for Alcoa USA Corporation	493,543,155	—	196,016,116	689,559,271
Self-directed brokerage accounts	30,678,010	173,309	—	30,851,319
Fair value of plan assets	$524,221,165	$173,309	$196,016,116	$720,410,590

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Individual Plan Net Assets Available for Benefits.

5. Investment Contracts

The Plans hold a portfolio of investment contracts, all of which are synthetic.  The Investment Contracts are held in the Fixed Income Fund (the “Fund”) and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The wrap providers are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time.  Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration.  The crediting rate is the discount rate that equates estimated future market value with the Fund’s current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders.  If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets.  Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate.  The opposite is ordinarily true if the market value of the covered assets is lower than their contract value.  There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer.  Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans’ assets to another plan, or the sale, spin‑off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans’ administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the contract issuers (banks or insurance companies) to terminate the agreement.  However, the banks or insurance companies would be required to grant the Fund a right to amortize any market-to-book differential over an agreed upon period of time.

6. Related-Party Transactions

The Plans own shares of common stock of Alcoa Corporation through the investment in the Alcoa Corporation Stock Fund and, therefore, these transactions qualify as party-in-interest transactions.  These transactions are exempt as defined in ERISA Section 408 and the regulations there under.  During 2019, purchases and sales of shares of common stock of the Alcoa Corporation Stock Fund were $2,258,567 and $1,771,867, respectively.  As of December 31, 2019 and 2018, the Plans owned 734,706 and 719,611 shares of Alcoa Corporation common stock, respectively.

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon.  The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions, and expenses paid to Bank of New York Mellon, qualify as party‑in‑interest transactions.

Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1.  These transactions qualify as party-in-interest transactions.

7. Tax Status

The IRS has determined and informed the Company by letters dated February 1, 2018 that the Plans are qualified and the trust established under the Plans is tax-exempt under the appropriate sections of the IRC.  These plans have been amended since receiving the determination letters.  However, the Plans’ administrator and the Plans’ tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe the Plans are qualified and the related trust is tax-exempt as of the financial statement date.

U.S. GAAP requires the Plans’ management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS.  The Plans’ administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  As such, no reserve is required under U.S. GAAP.  The Plans are subject to audit by the IRS; however, there are no current IRS audits for any tax periods in progress.

8. Subsequent Events

Management has evaluated the events and transactions that have occurred through June 19, 2020, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures, other than that which is noted below.

On January 3, 2020, the self-directed brokerage account offered by Charles Schwab was replaced with the self-directed brokerage account offered by Alight Financial Solutions.  On December 13, 2019, all balances in the Schwab account were frozen, and if timely consent was provided by the participant, transferred in-kind to an Alight account on January 3, 2020.  If a participant did not provide consent, the participant’s Schwab account balance was liquidated on December 13, 2019 and transferred to the appropriate Qualified Default Investment Alternative in the Plan.

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency.  As a result of the outbreak, there has been instability in the capital markets.  The ultimate impact of COVID-19 on the Plans’ financial position will depend on future developments, including the duration of the pandemic and the associated length of its impact on the global economy, which cannot be predicted at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed by Congress.  The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document.  Management has adopted certain relief provisions included in the CARES Act, including the waiver of required minimum distributions, increased loan limits, and a pause option for loan payments. Management continues to evaluate other provisions included in the CARES Act.

Effective July 1, 2020, a Roth 401(k) feature will be available to the Plans’ participants.

Retirement Savings Plan for Hourly Employees of Alcoa USA Corp.

EIN #37-1808900, Plan 004

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
*	Savings Plans Master Trust for Alcoa USA Corporation	Investment in Savings Plans Master Trust for Alcoa USA Corporation	**	$389,377,246
*	Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	8,958,191
*	Various	Schwab self-directed brokerage account	**	6,212,296

*A party-in-interest as defined by ERISA.

**Cost omitted for participant-directed investments.

Retirement Savings Plan for Salaried Employees of Alcoa USA Corp.

EIN #37-1808900, Plan 003

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
*	Savings Plans Master Trust for Alcoa USA Corporation	Investment in Savings Plans Master Trust for Alcoa USA Corporation	**	$537,645,376
*	Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	3,213,805
*	Various	Schwab self-directed brokerage account	**	14,312,683

*A party-in-interest as defined by ERISA.

**Cost omitted for participant-directed investments.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Signatures

The Plans.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES OF ALCOA USA CORP.

RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES OF ALCOA USA CORP.

/s/ William F. Oplinger

William F. Oplinger
Benefits Management Committee Member

/s/ Tammi Jones

Tammi Jones
Benefits Management Committee Member

/s/ Renato Bacchi

Renato Bacchi
Benefits Management Committee Member

June 19, 2020

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8

(Nos. 333-214420, 333-214423 and 333-218038) of Alcoa Corporation of our report dated June 19, 2020 relating to the financial statements and supplemental schedules of the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp., which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 19, 2020